Exhibit 10.1

SEPARATION AND CONSULTING AGREEMENT

THIS SEPARATION AND CONSULTING AGREEMENT (this “Agreement”) dated as of December 29, 2017, and effective as of the Termination Date (as defined below), is entered into by and between Sandy Spring Bancorp, Inc. (“Sandy Spring”), Sandy Spring Bank and Shaza L. Andersen (“Ms. Andersen” and, together with Sandy Spring and Sandy Spring Bank, the “Parties”).

WHEREAS, Sandy Spring has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 15, 2017, by and among Sandy Spring, Touchdown Acquisition, Inc. (“Merger Sub”) and WashingtonFirst Bankshares, Inc. (“WashingtonFirst”), pursuant to which Merger Sub will merge with and into WashingtonFirst, with WashingtonFirst as the surviving corporation, and immediately thereafter, WashingtonFirst will merge with and into Sandy Spring, with Sandy Spring as the surviving corporation (together, the “Mergers”, and the date of the closing of such Mergers, the “Closing Date”);

WHEREAS, Ms. Andersen is Party to a second amended and restated employment agreement dated September 21, 2012, by and between WashingtonFirst Bank and Ms. Andersen (the “Employment Agreement”), pursuant to which Ms. Andersen serves as the Chief Executive Officer of WashingtonFirst Bank; and

WHEREAS, Sandy Spring and Ms. Andersen desire to enter into this Agreement to set forth the Parties’ agreement as to Ms. Andersen’s entitlements and continuing obligations in connection with her termination of employment with WashingtonFirst and WashingtonFirst Bank on the Termination Date (as defined below) and service as a non-employee director of and consultant to Sandy Spring and Sandy Spring Bank thereafter.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Parties hereto agree as follows:

1.                  Termination of Employment.

(a)               Termination Date. The Parties agree that the Closing Date shall be the last day of Ms. Andersen’s employment with WashingtonFirst and WashingtonFirst Bank (the “Termination Date”) and that Ms. Andersen’s service as the President and Chief Executive Officer of WashingtonFirst and Chief Executive Officer of WashingtonFirst Bank shall terminate as of the Termination Date. Effective as of the Termination Date, Ms. Andersen shall resign from all positions she holds as an officer, director, benefit plan trustee or otherwise with respect to WashingtonFirst and WashingtonFirst Bank or any of their subsidiaries. It is intended that the Termination Date shall constitute Ms. Andersen’s “separation from service” from WashingtonFirst and WashingtonFirst Bank within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Ms. Andersen’s termination of employment shall be treated as a termination of her employment for Change of Control for purposes of Section 5.3.2 of the Employment Agreement.

(b)               Cash Payment. Provided that Ms. Andersen has remained employed with WashingtonFirst and WashingtonFirst Bank to and including the Closing Date, Sandy Spring shall cause the trustee of the grantor trust established, or to be established, by WashingtonFirst to make a lump-sum cash payment from the grantor trust to Ms. Andersen in the amount of $1,818,708.00 (less any applicable withholdings, and subject to Section 1(f) below) (the “Cash Payment”) to be paid on the first business day after the date that is six (6) months following the Termination Date (or upon her death, if earlier).

(c)               Health and Welfare Benefits Continuation. For a period of one (1) year after the Termination Date, Sandy Spring shall pay all premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for any COBRA continuation coverage that Ms. Andersen may elect for herself and her family in accordance with applicable law.

(d)               Accrued Pay; Unused Vacation; 2017 Bonus. Ms. Andersen shall receive a lump sum cash payment (less any applicable withholdings) within ten (10) business days following the Termination Date in respect of her accrued but unpaid base salary and any accrued but unused vacation days earned through the Termination Date. If the bonus for 2017 is not paid in the normal course by WashingtonFirst prior to the Closing Date, Ms. Andersen shall receive a lump sum cash payment (less any applicable withholdings) within ten (10) business days following the Termination Date in respect of her accrued but unpaid bonus for 2017.

(e)               Treatment of Outstanding Equity Awards. Each outstanding Company Stock Option and Company Restricted Stock Award (as defined in the Merger Agreement) held by Ms. Andersen as of the Termination Date shall be treated in accordance with the terms of Section 1.10 of the Merger Agreement.

(f)                Full Satisfaction. The payments and benefits provided in this Section 1, as well as Sections 4, 6 and 7 below, shall be provided to Ms. Andersen in full satisfaction of her rights under the Employment Agreement in connection with her termination of employment thereunder. Ms. Andersen’s obligations under Sections 4 and 21 of her Employment Agreement shall remain in effect following the Termination Date, but Ms. Andersen’s obligations under Section 4 of her Employment Agreement shall cease twelve (12) months after the Termination Date.

2.                  Appointment to the Board of Directors.

(a)               Appointment. Effective as of the Termination Date, Sandy Spring shall, and shall cause Sandy Spring Bank, to appoint Ms. Andersen to the Board of Directors of Sandy Spring and Sandy Spring Bank, in each case, to the class of directors to be reasonably determined by Sandy Spring and Sandy Spring Bank. In addition, Sandy Spring Bank shall appoint Ms. Andersen as the Vice Chair of Sandy Spring Bank and to the Executive Committee of the Board.

(b)               Compensation for Board Service. Ms. Andersen shall be eligible to receive compensation as a non-employee director of Sandy Spring and Sandy Spring Bank following her appointment to the Board of Directors of Sandy Spring and Sandy Spring Bank in accordance with Sandy Spring’s non-employee director compensation program as then in effect, pro-rated for any portion of the year for which she did not serve as a non-employee director.

3.                  Consulting Services.

(a)               Services. For the period beginning on the day following the Termination Date and expiring on the date that is twelve (12) months following the Closing Date (the “Consulting Period”), Ms. Andersen shall provide the following services to Sandy Spring and Sandy Spring Bank (the “Services”):

(i)              Ms. Andersen shall provide services and advice regarding the integration and transition planning and implementation related to the Mergers contemplated by the Merger Agreement; and

(ii)           Ms. Andersen shall provide such other services as may be reasonably requested by Sandy Spring from time to time.

Notwithstanding the foregoing, Ms. Andersen shall not be required to provide the Services for more than one (1) day per week during any part of the Consulting Period. It is the intent of the Parties that the Services shall not exceed twenty percent (20%) of the average level of services that Ms. Andersen performed during the three (3) year period prior to the Termination Date.

(b)               Consulting Fee. In exchange for the Services performed hereunder, Sandy Spring agrees to pay Ms. Andersen $18,333.33 per month during the Consulting Period. Ms. Andersen shall be eligible for business expense reimbursement in a manner consistent with the applicable expense reimbursement policies of Sandy Spring and Sandy Spring Bank. The fee for the Services shall be paid within thirty (30) days following the last day of each calendar month during the Consulting Period, with the last payment due within forty-five (45) days following the termination or expiration of the Consulting Period. In the event that Sandy Spring terminates the Services prior to the end of the Consulting Period, Ms. Andersen shall continue to receive the monthly consulting fee for the remainder of the Consulting Period.

(c)               Status as Independent Contractor. In all matters relating to the Services, Ms. Andersen shall be acting as an independent contractor. Neither Ms. Andersen, nor any affiliated employees or subcontractors, shall be the agent(s) or employee(s) of Sandy Spring or Sandy Spring Bank under the meaning or application of any federal or state laws, including but not limited to unemployment insurance or worker’s compensation laws. Ms. Andersen will be solely responsible for all income, business or other taxes imposed on the recipient and payable as a result of the fees paid for the Services. Ms. Andersen shall not sign any agreement or make any commitments on behalf of Sandy Spring or Sandy Spring Bank, or bind Sandy Spring or Sandy Spring Bank in any way, nor shall Ms. Andersen make any public statements concerning the Services that purport to be on behalf of Sandy Spring or Sandy Spring Bank, in each case without prior express written consent from Sandy Spring.

4.                  Other Payments and Benefits.

(a)               Supplemental Executive Retirement Agreement. Sandy Spring shall cause the trustee of the grantor trust established, or to be established, by WashingtonFirst to pay to Ms. Andersen amounts due to Ms. Andersen arising from the terms of the Supplemental Executive Retirement Agreement dated April 1, 2014, between WashingtonFirst Bank and Ms. Andersen, specifically a single, lump sum benefit in the amount of $974,915 (the “Benefit Amount”). The Benefit Amount shall be paid from the grantor trust to Ms. Andersen on the first business day after the date that is six (6) months following the Termination Date (or, if earlier, Ms. Andersen’s death).

(b)               Other Plans. Ms. Andersen’s right to receive payments and benefits under any other plan, program or arrangement (including, without limitation, the WashingtonFirst Bank Retirement Savings Plan) shall be governed by the terms of such other plan, program or arrangement.

5.                  Cooperation. During the twenty-four (24) month period following the Termination Date, Ms. Andersen agrees to make herself reasonably available (after taking into account her personal and professional schedule) to cooperate with Sandy Spring in matters that materially concern: (i) requests for information about the services Ms. Andersen provided to Sandy Spring, its affiliates and their predecessors, (ii) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of Sandy Spring, its affiliates and their predecessors which relate to events or occurrences that transpired while Ms. Andersen was employed by or providing services to Sandy Spring, its affiliates or their predecessors or (iii) any investigation or review by any federal, state or local regulatory, quasi-regulatory or self-governing authority as any such investigation or review relates to events or occurrences that transpired while Ms. Andersen was employed by or providing services to Sandy Spring, its affiliates and their predecessors. Ms. Andersen’s cooperation shall include: (A) making herself reasonably available to meet and speak with officers or employees of Sandy Spring, Sandy Spring’s counsel or any third-parties at the request of Sandy Spring at times and locations to be determined by Sandy Spring reasonably and in good faith, taking into account Ms. Andersen’s business and personal needs and (B) giving accurate and truthful information at any interviews and accurate and truthful testimony in any legal proceedings or actions. Unless required by law or legal process, Ms. Andersen will not knowingly or intentionally furnish information to or cooperate with any non-governmental entity in connection with any potential or pending proceeding or legal action involving matters arising during Ms. Andersen’s employment with Sandy Spring, its affiliates and their predecessors.

6.                  Section 409A. The Parties intend for the payments and benefits under this Agreement to be exempt from Section 409A or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section, and intend that this Agreement shall be construed and administered in accordance with such intention. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6) month period immediately following Ms. Andersen’s separation from service shall instead be paid on the first business day after the date that is six (6) months following her termination of employment (or upon her death, if earlier). Additionally, the reimbursement of expenses or in-kind benefits provided pursuant to this Agreement shall be subject to the following conditions: the expenses eligible for reimbursement or in-kind benefits in one taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year; the reimbursement of eligible expenses or in-kind benefits shall be made promptly, subject to Sandy Spring’s applicable policies, but in no event later than the end of the year after the year in which such expense was incurred; and the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding any other provision of this Agreement, Sandy Spring or Sandy Spring Bank may withhold from amounts payable under this Agreement all amounts that are required or authorized to be withheld, including, but not limited to, federal, state, local and foreign taxes required to be withheld by applicable laws or regulations. Except as set forth in Section 7 of this Agreement, Ms. Andersen acknowledges that neither Sandy Spring nor Sandy Spring Bank has made any representation to her as to the tax treatment of the compensation and benefits provided pursuant to this Agreement, and Ms. Andersen is solely responsible for all taxes due with respect to such compensation and benefits.

7.                  Tax Indemnification.

(a)               Indemnification. Notwithstanding anything in this Agreement to the contrary, if any payment, benefit or award provided for in this Agreement, together with any other payment, benefit or award which Ms. Andersen receives or has the right to receive from Sandy Spring, Sandy Spring Bank, WashingtonFirst, WashingtonFirst Bank, or any corporation which is a member of an “affiliated group” (as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), without regard to Code Section 1504(b)) of which Sandy Spring, Sandy Spring Bank, WashingtonFirst, or WashingtonFirst Bank is a member, would constitute an “excess parachute payment” (as defined in Code Section 280G(b)(2)) subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, Ms. Andersen will be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that, after payment by Ms. Andersen of all income taxes, all employment taxes and any Excise Tax imposed upon the Gross-Up Payment, Ms. Andersen retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the payments. Any determination required under Section 7(a) or (b) shall be made by Sandy Spring and its tax advisors (collectively, the “Tax Advisers”), whose determination shall be conclusive and binding upon Ms. Andersen so long as such determination is based on reasonable assumptions and approximations concerning applicable taxes and relies on reasonable, good faith interpretations concerning the applications of Section 280G and 4999 of the Code and Sandy Spring provides detailed supporting calculations to Ms. Andersen of any determination made pursuant to Section 7(a) or (b) within twenty (20) days following the Closing Date and within twenty (20) business days following Executive’s receipt of any other payment, benefit or award identified in this Section 7(a). The Gross-Up Payment shall be paid to Ms. Andersen no later than the time Ms. Andersen is required to remit the Excise Tax in respect of which the Gross-Up Payment relates.

(b)               Underpayment; Overpayment. As a result of the uncertainty in the application of Code Section 4999, it is possible that a Gross-Up Payment which will not have been made or not have been made in a sufficient amount should have been made (an “Underpayment”) or a Gross-Up Payment is made which should not have been made or is made for too high of an amount (an “Overpayment”). If it is determined that an Underpayment has occurred, Sandy Spring and the Tax Advisers shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid to or for the benefit of Ms. Andersen. If it is determined that an Overpayment has occurred, the Tax Advisers shall determine the amount of the Overpayment that has occurred and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by Ms. Andersen to or for the benefit of Sandy Spring. Ms. Andersen shall cooperate, to the extent her costs, expenses and attorney’s fees are borne and paid by Sandy Spring, with any reasonable requests by Sandy Spring or its affiliates in connection with any contest or disputes with the Internal Revenue Service in connection with the Excise Tax.

(c)               Cooperation. Ms. Andersen shall notify Sandy Spring in writing of any claim by the Internal Revenue Service that, if successful, would require a payment resulting in an Underpayment. Such notification shall be given as soon as practicable but no later than five (5) business days after Ms. Andersen is informed in writing of such claim and shall apprise Sandy Spring of the nature of such claim and the date on which such claim is requested to be paid. Ms. Andersen shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which she gives such notice to Sandy Spring (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Sandy Spring notifies Ms. Andersen in writing prior to the expiration of such period that it desires to contest such claim, Ms. Andersen shall:

(i)            give Sandy Spring any information reasonably requested by it relating to such claim,

(ii)           take such action in connection with contesting such claim as Sandy Spring shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Sandy Spring,

(iii)         cooperate with Sandy Spring in good faith in order effectively to contest such claim, and

(iv)          permit Sandy Spring to participate in any proceeding relating to such claim;

provided, however, that Sandy Spring shall bear and pay directly all costs and expenses, including Ms. Andersen’s attorneys’ fees, incurred in connection with such contest and shall indemnify and hold Ms. Andersen harmless, for any Excise Tax, income tax or other tax imposed as a result of such representation and payment of costs and expenses, including Ms. Andersen’s attorneys’ fees. Without limitation on the foregoing provisions of this Section 7(c), Sandy Spring shall control all proceedings taken in connection with such contest, including retention of counsel, and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Ms. Andersen to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Ms. Andersen agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Sandy Spring shall determine; provided, however, that if Sandy Spring directs Ms. Andersen to pay such claim and sue for a refund, Sandy Spring shall advance amount of such payment to Ms. Andersen, on an interest-free basis and shall pay, indemnify and hold Ms. Andersen harmless from any Excise Tax, income tax or other tax imposed with respect to such advance or with respect to any imputed income with respect to such advance.

(d)               Tax Refunds. If, after the receipt by Ms. Andersen of an amount advanced by Sandy Spring pursuant to Section 7(c), Ms. Andersen becomes entitled to receive and receives any refund with respect to such claim, Ms. Andersen shall (subject to Sandy Spring’s complying with the requirements of Section 7(c)) promptly pay to Sandy Spring the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Ms. Andersen of an amount advanced by Sandy Spring pursuant to Section 7(c), a determination is made by the Internal Revenue Service that Ms. Andersen shall not be entitled to any refund with respect to such claim and Sandy Spring does not notify Ms. Andersen in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid.

8.                  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to the application of any choice-of-law rules that would result in the application of another state’s laws.

9.                  Entire Agreement. This Agreement sets forth the entire agreement between the Parties concerning the termination of Ms. Andersen’s employment and her service as a director or consultant to Sandy Spring and Sandy Spring Bank, and supersedes any other written or oral promises concerning the subject matter of this Agreement. No waiver or amendment of this Agreement will be effective unless it is in writing, refers to this Agreement, and is signed by the Parties.

10.              Successors and Assigns. This Agreement is binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.

11.              Termination. This Agreement shall automatically terminate and be of no further force and effect, and no payments shall be made hereunder, upon termination of the Merger Agreement prior to the closing of the transactions contemplated thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

SANDY SPRING BANCORP, INC.

By:	/s/ Daniel J. Schrider
Name:	Daniel J. Schrider

SANDY SPRING BANK

By:	/s/ Daniel J. Schrider
Name:	Danial J. Schrider

SHAZA L. ANDERSEN

By:	/s/ Shaza L. Andersen
Name:	Shaza L. Andersen

[Signature Page to Separation and Consulting Agreement]

 8